EXHIBIT 99.3

VERISK ANALYTICS, INC.
2013 EQUITY INCENTIVE PLAN

Restricted Stock Award Agreement

You have been granted an award (this “Award”) of restricted shares of Class A Common Stock on the following terms and subject to the provisions of Attachment A and the Verisk Analytics, Inc. 2013 Equity Incentive Plan (the “Plan”).  Unless defined in this Award Agreement (including Attachment A, this “Agreement”), capitalized terms will have the meanings assigned to them in the Plan.  In the event of a conflict among the provisions of the Plan, this Agreement and any descriptive materials provided to you, the provisions of the Plan will prevail. Subject to Section 3 of Attachment A, the shares granted hereunder (to the extent not vested as of any applicable date, the “Restricted Shares”) shall vest in four equal installments on each of the first, second, third and fourth anniversaries of the Grant Date (each such vesting date, a “Scheduled Vesting Date”) if the Participant does not experience a termination of employment at any time prior to the applicable Scheduled Vesting Date (the “Service Condition”).

Attachment A

Restricted Stock Award Agreement
Terms and Conditions

Grant to:  [Full name]

Section 1.  Grant of Restricted Stock Award.  Subject to the terms and conditions of the Plan and this Agreement, the Company hereby grants Restricted Stock to the Participant on the Grant Date on the terms set forth on the cover page of this Agreement, as more fully described in this Attachment A.  This Award is granted under the Plan, which is incorporated herein by this reference and made a part of this Agreement.

Section 2.  Issuance of Shares.

(a)      The Restricted Shares shall be evidenced by book-entry registration; provided, however, that the Committee may determine that the Restricted Shares shall be evidenced in such other manner as it deems appropriate, including the issuance of a stock certificate or certificates.  In the event that any stock certificate is issued in respect of the Restricted Shares, such certificate shall (i) be registered in the name of the Participant, (ii) bear an appropriate legend referring to the terms, conditions and restrictions applicable to the Restricted Shares and (iii) be held in custody by the Company.

(b)      Voting Rights.  The Participant shall have voting rights with respect to the Restricted Shares.

(c)      Dividends.  All cash and other dividends and distributions, if any, that are paid with respect to any Restricted Shares shall be withheld by the Company and paid to the Participant, without interest, only when, and if, the Restricted Shares become vested in accordance with this Agreement.

(d)      Transferability.  Unless and until the Restricted Shares become vested in accordance with this Agreement, the Restricted Shares shall not be assigned, sold, transferred or otherwise be subject to alienation by the Participant.

(e)      Section 83(b) Election.  If the Participant chooses, the Participant may make an election under Section 83(b) of the Code with respect to the  Restricted Shares, which would cause the Participant currently to recognize income for U.S. federal income tax purposes in an amount equal to the excess (if any) of the fair market value of the Restricted Shares (determined as of the Grant Date) over the amount, if any, that the Participant paid for the Restricted Shares, which excess will be subject to U.S. federal income tax.  The form for making a Section 83(b) election is attached as Attachment B.  The Participant acknowledges that (i) the Participant is solely responsible for the decision whether or not to make a Section 83(b) election, and the Company is not making any recommendation with respect thereto, (ii) it is his or her sole responsibility to timely file the Section 83(b) election within 30 days after the Grant Date, if the Participant decides to make such election, and (iii) if the Participant does not make a valid and timely Section 83(b) election, the Participant will be required to recognize ordinary income at the time of vesting on any future appreciation on the Restricted Shares.

(f)      Withholding Requirements.  The Company may withhold any tax (or other governmental obligation) that becomes due with respect to the Restricted Shares (or any dividend or distribution thereon), and the Participant shall make arrangements satisfactory to the Company to enable the Company to satisfy all such withholding requirements.  Notwithstanding the foregoing, the Committee may permit, in its sole discretion, the Participant to satisfy any such withholding requirement by transferring to the Company pursuant to such procedures as the Committee may require, effective as of the date on which a withholding obligation arises, a number of vested Shares owned and designated by the Participant having an aggregate fair market value as of such date that is equal to the minimum amount required to be withheld.  If the Committee permits the Participant to satisfy any such withholding requirement pursuant to the preceding sentence, the Company shall remit to the Internal Revenue Service and appropriate state and local revenue agencies, for the credit of the Participant, an amount of cash withholding equal to the fair market value of the Shares transferred to the Company as provided above.  Unless Participant made a Section 83(b) election as set forth in paragraph (e) immediately above, prior to any Scheduled Vesting Date or any other event in connection with the Award that the Company determines may result in any domestic or foreign tax withholding obligation (the “Tax Withholding Obligation”), the Participant is required to arrange for the satisfaction of the minimum amount of such Tax Withholding Obligation in a manner acceptable to the Company.

        (i)   By Withholding Shares. Unless Participant elects to satisfy the Tax Withholding Obligation by an alternative means in accordance with sub-paragraph (ii) below, Participant's acceptance of this Award constitutes Participant's instruction and authorization to the Company to withhold on the Participant's behalf the number of Restricted Shares from those Restricted Shares issuable to the Participant at the time when the Award becomes vested as the Company determines to be sufficient to satisfy the Tax Withholding Obligation.

        (ii)   By Other Payment. At any time not less than five (5) business days before any Tax Withholding Obligation arises (e.g., before a Scheduled Vesting Date), Participant may notify the Company of Participant's election to pay Participant's Tax Withholding Obligation by wire transfer, check or other means permitted by the Company. In such case, the Participant shall satisfy his or her tax withholding obligation by paying to the Company on such date as it shall specify an amount that the

Company determines is sufficient to satisfy the expected Tax Withholding Obligation by (1) wire transfer to such account as the Company may direct, (2) delivery of a check payable to the Company to an address the Company may from time to time direct, or (3) such other means as the Company may establish or permit. Participant agrees and acknowledges that prior to the date the Tax Withholding Obligation arises, the Company will be required to estimate the amount of the Tax Withholding Obligation and accordingly may require the amount paid to the Company under this sub-paragraph (ii) to be more than the minimum amount that may actually be due and that, if Participant has not delivered payment of a sufficient amount to the Company to satisfy the Tax Withholding Obligation (regardless of whether as a result of the Company underestimating the required payment or Participant failing to timely make the required payment), the additional Tax Withholding Obligation amounts shall be satisfied in the manner specified in sub-paragraph (i) above.

Section 3.  Vesting of Restricted Shares.

(a)      Termination of Employment.

(i)      Death, Disability, Retirement or Change in Control.  In the event of the Participant’s termination of employment at any time due to the Participant’s:

(A)     death;

(B)      Disability;

(C)      Retirement;

(D)     termination of employment by the Participant for Good Reason within two years following a Change in Control; or

(E)      termination of employment by the Company without Cause within two years following a Change in Control;

the Restricted Shares shall fully vest as of the date of such termination.  The terms “Cause”, “Change in Control”, “Disability”, “Good Reason”, and “Retirement” shall have the meanings ascribed to them in Section 6 below.

(ii)      Any Other Termination of Service.  In the event of the Participant’s termination of employment at any time for any reason other than the reasons set forth in paragraph 3(a)(i) directly above, the Restricted Shares shall be forfeited in their entirety as of the date of such termination without any payment to the Participant.

Notwithstanding the foregoing, in the event of the Participant’s termination of employment other than by the Company for Cause, the Committee may, in its sole discretion, accelerate the vesting or waive any term or condition (including the Service Condition) of this Agreement, subject to such terms and conditions as the Committee deems appropriate, with respect to all or a portion of the Restricted Shares.  In addition, for purposes of this Agreement, any transfer of the Participant’s employment from the Company to a Subsidiary (or any transfer of the Participant’s employment from one Subsidiary to another Subsidiary), related entity, or affiliate of the Company, with or without the Participant’s consent, shall not constitute termination of the Participant’s employment with the Company.  Upon any such transfer of the Participant’s employment, the definition of “Company” shall thereafter include any Subsidiary, related entity or affiliate as appropriate to the context in which such term is used; provided, however, that references to “Company” in the definition of “Change in Control” under this Agreement shall continue to refer solely to Verisk Analytics, Inc.

(b)      Effect of Vesting.  Subject to the provisions of this Agreement, upon the vesting of Restricted Shares, the restrictions under this Award with respect to such Shares shall lapse and such Shares shall be fully assignable, saleable and transferable by the Participant, and the Company shall deliver such Shares, along with any dividends and other distributions that were paid with respect to such Shares but withheld pending vesting, to the Participant.

Section 4.  Miscellaneous Provisions.

(a)      Notices.  All notices, requests and other communications under this Agreement shall be in writing and shall be delivered in person (by courier or otherwise), mailed by certified or registered mail, return receipt requested, or sent by facsimile transmission, as follows:

if to the Company, to:

VERISK ANALYTICS, INC.
545 Washington Boulevard
Jersey City, New Jersey 07310-1686
Attention: Secretary
Facsimile: 201-748-1429

if to the Participant, to the address that the Participant most recently provided to the Company,

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto.

(b)      Entire Agreement.  This Agreement, the Plan, and any other agreements referred to herein and therein and any schedules, exhibits and other documents referred to herein or therein, constitute the entire agreement and understanding between the parties in respect of the subject matter hereof and supersede all prior and contemporaneous arrangements, agreements and understandings, both oral and written, whether in term sheets, presentations or otherwise, between the parties with respect to the subject matter hereof.

(c)      Amendment; Waiver.  No amendment or modification of any provision of this Agreement shall be effective unless signed in writing by or on behalf of the Company and the Participant, except that the Company may amend or modify the Agreement without the Participant’s consent in accordance with the provisions of the Plan, as otherwise set forth in this Agreement or as may be required to comply with applicable law.  No waiver of any breach or condition of this Agreement shall be deemed to be a waiver of any other or subsequent breach or condition whether of like or different nature.  Any amendment or modification of or to any provision of this Agreement, or any waiver of any provision of this Agreement, shall be effective only in the specific instance and for the specific purpose for which made or given.

(d)      Assignment.  Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by the Participant.

(e)      Successors and Assigns; No Third Party Beneficiaries.  This Agreement shall inure to the benefit of and be binding upon the Company and the Participant and their respective heirs, successors, legal representatives and permitted assigns.  Nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the Company and the Participant, and their respective heirs, successors, legal representatives and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

(f)      Counterparts.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

(g)      Participant Undertaking.  The Participant agrees to take whatever additional action and execute whatever additional documents the Company may deem necessary or advisable to carry out or give effect to any of the obligations or restrictions imposed on either the Participant or the Restricted Shares pursuant to the provisions of this Agreement.

(h)      Plan.  The Participant acknowledges and understands that material definitions and provisions concerning the Restricted Shares and the Participant’s rights and obligations with respect thereto are set forth in the Plan.  The Participant has read carefully, and understands, the provisions of the Plan.

(i)      Governing Law.  The Agreement and all determinations made and actions taken thereunder, to the extent not otherwise governed by the Code or the laws of the United States, shall be governed by the laws of the State of Delaware, without reference to principles of conflict of laws, and construed accordingly.

(j)      Jurisdiction.  The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its affiliates or against any party or any of its affiliates) shall be brought in the Supreme Court of the State of New York (New York County) or, if such court shall not have jurisdiction, any federal court located in the State of New York or other New York state court, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.  Process in any such suit, action or proceeding may be served on each party anywhere in the world, whether within or without the jurisdiction of any such court.  Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 4(a) shall be deemed effective service of process on such party.

(k)      WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(l)       Severability.  If any covenant set forth in this Agreement is determined by a court to be unenforceable by reason of its extending for too great a period of time or over too great a geographic area, or by reason of its being too extensive in any other respect, such covenant shall be interpreted to extend only for the longest period of time and over the greatest geographic area, and to otherwise have the broadest application as shall be enforceable.  The invalidity or unenforceability of any particular provision of this Agreement shall not affect any other provisions hereof, which shall continue in full force and effect.  Without limiting the generality of the foregoing, the covenants contained herein shall be construed as a series of separate covenants, one for each state of the United States and for each other jurisdiction, worldwide, in which the Company and its affiliates conducts business.  Except for geographical coverage, each such separate covenant shall be deemed identical in terms and binding to the fullest extent permitted under existing applicable law.

Section 5.  Non Competition Provisions.

(a)      Consideration.  As a condition of eligibility for the Award hereunder, and participation in the Plan, Participant agrees that during the term of his/her employment and for a period of one (1) year after such employment with the Company or any Subsidiary terminates for any reason, Participant will not, without the prior written consent of the Company, engage directly or indirectly in any business (either financially or as a shareholder, employee, officer, partner, independent contractor, owner, or in any other capacity calling for the rendition of personal services or acts of management, operation or control) which is competitive with the business of the Company or any Subsidiary of the Company to which Participant provides or provided services during the period of his/her employment. Nothing contained herein shall preclude the ownership by Participant of less than 5% of any class of any publically traded securities.

(b)      Recovery.  Participant further acknowledges and agrees, that in the event of any breach of this non-competition provision, to the extent permitted by law the Company has the right to recoup any Restricted Shares awarded under this Agreement or the financial equivalent thereof if the Restricted Shares have already been vested and/or transferred.

(c)      Notice. Participant further acknowledges and agrees that prior to accepting any future employment or other engagement during the restrictive covenant period established herein or in any other document executed in connection with his/her employment with the Company or any Subsidiary, Participant will give written notice to the Company, with such notice including the identity of the company or entity with which Participant will be employed or otherwise engaged, job title or position, and general responsibilities.  Additionally, Participant agrees to provide a copy of any restrictive covenant agreements to prospective employers or relevant third parties prior to commencing employment or other engagement during the restrictive covenant periods.  Similarly, in the event that Participant ceases working for the Company or any Subsidiary, Participant hereby consents to notification to his/her new employer or other relevant third parties about the obligations under this Agreement and any other restrictive covenant agreements entered into with the Company or any Subsidiary, and understands and consents that the Company may provide a copy of such documents to such third parties in connection with such notification.

(d)      Independent Obligations. The covenants contained in this Section 5 shall be in addition to, and not in lieu of (and shall not supersede), any obligation contained in any other agreement between Participant and the Company and any of its Subsidiaries or Affiliates.

Section 6.  Certain Definitions.

(a)      “Cause” means the occurrence of any one or more of the following:

(i)      the Participant is convicted of (or pleads nolo contendere to) a felony, a crime involving moral turpitude or common law fraud;

(ii)     the Participant’s willful and continued failure to substantially perform the Participant’s material duties for the Company after written notice from the Company;

(iii)    the Participant engages in willful misconduct or gross neglect, in either case resulting in demonstrable harm to the Company; or

(iv)   the Participant willfully violates the written policies of the Company applicable to the Participant, resulting in demonstrable harm to the Company.

(b)      “Change in Control” shall mean the occurrence of any of the following events:

(i)     any “person”, as such term is used in Section 13(d) of the Securities Exchange Act of 1934, or group of persons (excluding persons that are Company benefit plans) becomes (directly or indirectly) a “beneficial owner”, as such term is used in Rule 13d-3 promulgated under that Act, of 30% or more of any class of voting securities entitled to vote for the election of directors of the board[s] (“Voting Securities”) of either the Company or Insurance Services Offices, Inc. (“ISO”), a Delaware corporation (measured either by number of Voting Securities or by voting power);

(ii)    a majority of the Board consists of individuals other than “Incumbent Directors,” which term means the members of such Board on the Grant Date; provided that any individual becoming a director subsequent to such date whose election or nomination for election was supported (other than in connection with any actual or threatened proxy contest) by two-thirds of the directors who then comprised the Incumbent Directors shall be considered to be an Incumbent Director;

(iii)   the Board of the Company or the board of directors of ISO approves a plan of liquidation for its respective company; or

(iv)  (x) either of the Company or ISO combines with another entity and is the surviving entity, or (y) all or substantially all of the assets or business of either of the Company or ISO is disposed of pursuant to a sale, merger, consolidation, liquidation, dissolution or other transaction or series of transactions (collectively, a “Triggering Event”) unless the holders of Voting Securities of such entity immediately prior to such Triggering Event own, directly or indirectly, by reason of their ownership of Voting Securities of such entity immediately prior to such Triggering Event, more than 50% of the Voting Securities (measured both by number of Voting Securities and by voting power) of (a)in the case of a combination in which such entity is the surviving entity, the surviving entity and (b)in any other case, the entity (if any) that succeeds to substantially all of such entity’s business and assets.

(c)      “Disability” means the Participant ceases his or her employment with the Company because he or she is unable, as a result of mental or physical illness, to perform the essential duties of his or her position with the Company with reasonable accommodation.

(d)      “Good Reason” means, without the Participant’s express prior written consent, the occurrence of any one or more of the following:

(i)    a material adverse change in either the Participant’s duties and responsibilities (including removal from any position the Participant holds) or reporting relationship from those in effect immediately prior to the Change in Control, provided that the Company no longer being a public company will not itself constitute a Good Reason event under this clause (i) as long as the Company has an independent board of directors;

(ii)   a material reduction by the Company of the Participant’s base salary in effect immediately prior to the Change in Control or as the same shall be increased from time to time, unless such reduction is part of an across-the-board reduction of not more than 10% (in the aggregate including all reductions) applicable to all similarly situated employees of the Company;

(iii)  if applicable, a material reduction by the Company of the Participant’s Target Bonus (as defined below) in effect immediately prior to the Change in Control or as the same shall be increased from time to time, unless such reduction is part of an across-the-board reduction of not more than 10% (in the aggregate including all reductions) applicable to all senior executives of the Company;

(iv) the relocation of the Participant’s office more than 40 miles from the Participant’s principal place of employment immediately prior to the Change in Control if such relocation materially increases the Participant’s commute;

(v)  a reduction by at least 5% of the aggregate benefits under employee benefit plans provided to the Participant by the Company following a Change in Control as compared with the aggregate benefits made available to the Participant immediately prior to such Change in Control; or

(vi) any failure by a successor to the Company as a result of the Change in Control to obtain the assumption in writing or by operation of law of its obligations under this Award Agreement by any subsequent successor to all or substantially all of the Company’s business or assets upon or prior to the consummation of any such transaction.

Notwithstanding the foregoing, the Participant shall not be entitled to terminate employment for Good Reason unless the Participant provides the Company with written notice of the events giving rise to Good Reason no later than 120 days after the date the Participant learns of the occurrence of the event and the Company fails to cure such event(s) within 10 days following receipt of such notice (provided that in the case of any notice pursuant to clause (vi), the Company’s cure right shall end on the date of the consummation of the transaction).

(e)      “Retirement” means the termination by the Participant of his or her employment with the Company after he or she (i) has reached age 62 and (ii) has been employed by the Company for at least five consecutive years immediately prior to such termination of employment.

(f)      “Target Bonus” means the target cash award opportunity as a percentage of the Participant’s annual base salary under the Company’s annual short term incentive compensation plan in effect for the Participant immediately prior to the Change in Control.

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of ___________.

VERISK ANALYTICS, INC.

By:
Name:
Title:

By:
[Name of Participant]

Attachment B

SECTION 83(b) ELECTION

This statement is being made under Section 83(b) of the Internal Revenue Code, pursuant to Treas. Reg. Section 1.83-2.

(1)       The taxpayer performing the services is:

Name:
Address:
Social Security Number:

(2)	The property with respect to which the election is being made is _________ shares (the “Restricted Shares”) of common stock, par value $.001 per share, of Verisk Analytics, Inc. (the “Company”)

(3)	The Restricted Shares were transferred on _________________.

(4)	The taxable year in which the election is being made is the calendar year __________.

(5)
The Restricted Shares are not transferable and are subject to a substantial risk of forfeiture within the meaning of Section 83(c)(1) of the Internal Revenue Code until and unless specified conditions are satisfied or a specified event occurs, in each case as set forth in the Company’s 2013 Equity Incentive Plan and the Restricted Stock Award Agreement pursuant to which the Restricted Shares were issued.

(6)
The fair market value of the Restricted Shares at the time of transfer (determined without regard to any restriction other than a restriction which by its terms will never lapse) is $_________ per share.

(7)	The amount paid by the taxpayer for the Restricted Shares is $_________ per share.

(8)	A copy of this statement has been furnished to the Company, for whom the taxpayer will be performing services underlying the transfer of the Restricted Shares.

(9)	This statement is executed on _______________________.

_______________________________	___________________
Spouse (if any)	Taxpayer

This statement must be filed with the Internal Revenue Service Center with which you filed your last U.S. federal income tax return within 30 days after the grant date of the Restricted Stock Award Agreement.  This filing should be made by registered or certified mail, return receipt requested.  You are also required to (i) deliver a copy of this statement to the Company and (ii) attach a copy of this statement to your federal income tax return for the taxable year that includes the grant date (and may also be required to attach a copy of this statement to your state income tax return for such year).  You should also retain a copy of this statement for your records.